UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director Declaration dated 9 November 2022

9 November 2022

Rentokil Initial plc

Change to Director's details

Pursuant to Listing Rule 9.6.14(2), Rentokil Initial plc (the "Company") announces that Linda Yueh, a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of Standard Chartered PLC with effect from 1 January 2023.  Linda will also become a member of Standard Chartered's Remuneration Committee and Culture & Sustainability Committee.

Linda will step down from the board of Fidelity China Special Situations PLC on 31 December 2022.

For further information please contact:

Rentokil Initial plc              +44 (0)1293 858000

Catherine Stead
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 November 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary